UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

Voula Center, 102-104 V. Pavlou Street, Voula 16673, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on form 6-K is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated October 8, 2007, announcing agreements to purchase two additional vessels, to be named “Coral Seas” and “Golden Seas”.

Exhibit 1

For Immediate Release

PARAGON SHIPPING INC. ANNOUNCES AGREEMENTS TO PURCHASE
TWO ADDITIONAL VESSELS

ATHENS, Greece, October, 8, 2007 – Paragon Shipping Inc. (Nasdaq: PRGN) announced today that it has entered into agreements with unaffiliated third parties to acquire two, 2006-built Panamax drybulk carriers.

The first vessel, to be named “Coral Seas”, has a capacity of 74,477 dwt and will be purchased with the benefit of a timecharter attached at $54,000 per day for a period of 23 to 25 months.  The second vessel, to be named “Golden Seas”, has a capacity of 74,475 dwt and a timecharter attached at $64,000 per day for a period of 11 to 13 months. Both vessels will be delivered between November and December 2007 and immediately delivered into their respective timecharters.

The aggregate purchase price of the vessels is $178 million. The Company intends to finance the acquisition of the vessels primarily through bank debt under its existing credit facilities and with available cash on hand.

With the addition of these two vessels, the Company's fleet will consist of seven Panamax drybulk carriers, three Handymax drybulk carriers and one Supramax drybulk carrier, with an aggregate capacity of approximately 706,358 dwt.

Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon, commented, “We are pleased to announce the further expansion of our fleet by the addition of these two modern Panamax vessels. These latest acquisitions clearly demonstrate our strategic aim of acquiring modern vessels with secure employment for the next one to two years. Furthermore, these purchases reduce the average age of our fleet to just 6.5 years. Going forward, we will continue to seek further expansion of our fleet with opportunistic purchases of modern vessels and capitalize on the strong long term fundamentals of our industry.”

About Paragon Shipping Inc.

Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes. The Company’s current fleet consists of nine vessels with a total carrying capacity of 557,406 dwt. For further information, please visit the Company’s website at www.paragonship.com.

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important  factors, other important  factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:
Christopher Thomas Chief Financial Officer Paragon Shipping Inc. Voula Center 102-104 V. Pavlou St. GR 166 73 Voula, Greece Tel: +30 (210) 8914 640	Scot Hoffman FD Tel: +1(212) 850-5617

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated:  October 9, 2007                                        By /s/   Christopher J. Thomas
Name:  Christopher J. Thomas
Title:    Chief Financial Officer